Exhibit 99.1
PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Secures and Increases US Food, Drug, Mass and Club Distribution

Laval, Québec, CANADA – June 22st, 2011– Neptune Technologies & Bioressources Inc. (Neptune) (NASDAQ.NEPT - TSX.V.NTB) announces that it is significantly enhancing its presence in the US Food Drug Mass and Clubs Sales Channels.

Neptune has recently finalized agreements with two major US distributors to sell Neptune Krill Oil through their well established network of US national retailers and wholesalers. This important development in the mass market will once more place Neptune as an industry leader in the overall krill oil market. “This constitutes a major accomplishment in significantly increasing Neptune’s share of the Omega-3 market,” stated André Godin, CFO. “We now have even more influential partners with clear vision and extensive resources to build strong brand recognition amongst the largest retailers,” Mr. Godin added.

These agreements involve yet another organization, B&D Nutritional Ingredients, which has been a leader in the dietary supplement industry since 1993 and offers a portfolio of products from leading global manufacturers. “As an ingredient supplier in the US market, we wanted to be associated to the best krill oil manufacturer available with exceptional scientific credential, there was no other partner comparable to Neptune” said Bill Van Dyke, CEO of B&D Nutritional Ingredients and former Chairman of the US Council of Responsible Nutrition.

“The two distributors which cumulate over 70 years of industry expertise are known for being both strong brand promoters and innovators in various categories of supplements that are substantiated with proven science. The two distributors represent together close to 30% of the US mass market nutraceutical business, accessing more than 100,000,000 Americans with nationwide market coverage in over 54,000 retailers. Following initial commitments from these large distributors, we estimate a minimum volume of 50,000 kg per year” he concluded. Neptune currently produces 130,000 kg annually.

This important incremental US market presence is consistent with Neptune’s overall business strategy of sustained revenue growth in the nutraceutical business. The increased demand generated by the two new distributors is also in line with the plant capacity expansion which will commence shortly. The new state of the art plant add on will more than double the existing capacity and not affect the current production. “The Plant capacity increase will shortly contribute to sustain the continuous strong growth of Neptune.” noted Frederic Harland, Finance Director of Neptune. “It is very important to also underline that the expansion will be done without a plant shutdown,” Mr. Harland added.

Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV: APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, CFO
+1.450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.